Dear Shareholder,

At Response Biomedical, the third quarter of 2005 was marked by a number of important achievements:

  Signed an agreement with Roche Diagnostics to commercialize the RAMP NT-proBNP Test, a rapid and definitive test for a broad array of cardiovascular conditions including the diagnosis and management of congestive heart failure and coronary artery disease;
  Completed a key development milestone as part of the co- development agreement with 3M Medical Division for a point-of-care microbiology test in the area of infection prevention;
  Increased revenues from product sales by 34% to $692,435 as compared to the third quarter of 2004, including the single largest biodefense purchase order to date; and
  Strengthened the Company’s Board of Directors with the appointment of William Moffitt, former President and CEO of i-STAT Corp.

Since the end of the third quarter, the Company initiated a commercialization program for a high sensitivity rapid RAMP test for detecting influenza A (Flu A), a highly contagious disease caused by the influenza virus. Results to date suggest the RAMP Flu A Test is capable of producing highly sensitive and reliable information that is more than 100 times more sensitive than is found in commercially available rapid Flu A tests. Furthermore, numerous international public health authorities have expressed interest in evaluating the test for potential detection of Avian Flu.

In October 2005, the Company raised an additional $1.58 million through a non-brokered private placement of convertible debentures.

Biodefense
Biodefense revenue for the three months ended September 30, 2005 was $337,542, an increase of 92% compared to the third quarter of 2004. In August, the Company received its largest single purchase order from the US first responder community through its marketing and distribution partner, US-based Fisher Safety, one of America's leading distributors of occupational safety products.

RAMP is the only commercially available rapid anthrax field test to be lab tested and approved. This approval was received following the Department of Homeland Security-sponsored evaluation, which was completed in November 2004. RAMP is presently the only system eligible and scheduled for a further DHS-funded field evaluation to be conducted in early 2006. The Company is confident that additional certification will be awarded, which is expected to provide additional market acceptance.

RAMP Cardiovascular Tests
Clinical revenue for the three months ended September 30, 2005 increased 46% to $129,260 compared to the third quarter of 2004. Evaluations of the RAMP cardiac marker tests have recently commenced in several large US hospitals. International interest in the Response cardiac platform has increased significantly following the joint announcement on July 26, 2005 with Roche Diagnostics. We expect to conclude regional distribution agreements for our cardiovascular product line in the US over the coming months.

The license obtained from Roche allows the Company to commercialize a point-of-care NT-proBNP test. The addition of this important cardiovascular test will increase the potential market for the Company’s RAMP cardiac products from $200 million to approximately $800 million worldwide. We are on track with our development of the RAMP NT-proBNP Test which is planned for commercial introduction in late 2006.

We are also pleased to confirm that, Response has also been granted the first option ever awarded by Roche to develop a rapid Troponin T test. Troponin I and Troponin T are similar from a clinical perspective. The Roche Troponin T is used on lab systems in approximately 10% of US hospitals, in more than 50% of European hospitals and in more than 60% of Japanese hospitals. This option gives Response the ability to be the only company currently in a position to offer customers both Troponin I and Troponin T tests in a rapid format.

In the US, the US$24 billion spent each year treating congestive heart failure has been singled out by hospital administrators as a key area where testing can dramatically impact costs by reducing admissions and total treatment time. Similar to current standards for suspected heart attack testing, new guidelines are expected to be published before the end of the year that require congestive heart failure test results to be obtained in less than 60 minutes. RAMP is well positioned to meet these higher performance standards, offer hospitals the ability to meet best practices guidelines for cardiovascular testing, and become the key rapid diagnostic solution in hospitals that run NT-proBNP.

The Company is concluding development of a BNP (B-type natriuretic peptide) test for the Japanese market funded by Japanese pharmaceutical company Shionogi & Co., Ltd. The Company and Shionogi are mutually assessing distribution opportunities for the RAMP Cardiovascular Tests with a scheduled launch during the summer of 2006.

Clinical Infectious Disease Market
The Company achieved a key milestone as part of the co-development program with 3M Medical Division for a rapid microbiology test in the area of infection prevention. We are pleased with the technical performance of this clinical infectious disease test that could improve the outcome of patients entering the hospital system. Hospital acquired infections are a tremendous burden on the health care system costing almost US$10 billion per year in the US alone, and result in approximately 12,000 deaths annually.

In the largest study of its kind, published in the August 8, 2005 issue of the Archives of Internal Medicine and largely funded by 3M, researchers estimate that Staphylococcus aureus (S. aureus) infections resulted in a three-fold increase in length of stay in hospitals, and five times the risk of death in hospitals. Among all invasive cardiovascular, orthopedic or neurosurgical stays, studies confirm the difference in length of stay was 16.6 days and additional health care cost of US$68,944. According to the CDC, more than 2 million patients each year in the US contract an infection as a result of receiving health care in a hospital.

Given lessons learned from the SARS outbreak, the current epidemic of Avian Flu among birds, and broad consensus among leading public health experts internationally that an influenza pandemic is likely, the Company is making a long-term commitment to commercialize additional rapid infectious disease tests to enable early containment and treatment.

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Current testing requires the culturing of the suspect bacteria which takes on average 24 hours. Rapid clinical infectious disease testing is expected to improve patient outcomes by enabling physicians to make informed medical decisions within approximately 20 minutes from initiating testing.

Environmental Infectious Diseases (West Nile Virus)
The Company experienced a modest decline in sales of the RAMP West Nile Virus Test due to unseasonably cool temperatures that reduced the need for environmental screening of mosquitoes in many regions. Revenue from West Nile Virus product sales was $225,633 during the third quarter, a decrease of 10% compared to the same period last year.

Importantly, the RAMP environmental West Nile Virus Test demonstrates the Company’s core strengths insofar as it was developed in several months, independently validated by the US CDC as 100 times more sensitive than any other rapid test, and attracted the largest distributor of mosquito control products in the US as the sole distributor.

RAMP Flu A Test
Subsequent to the quarter, Response initiated commercialization of a new high sensitivity rapid RAMP test for detecting influenza A (Flu A), a highly contagious disease caused by the influenza virus that attacks the respiratory tract in humans. Initial results suggest the RAMP Flu A Test is capable of producing highly sensitive and reliable information with significant performance improvements over established rapid immunoassays.

With a proven core competency in rapid new product development, the Company is expediting the development of the RAMP Flu A Test. Improved rapid screening capability will enable early identification, containment and effective treatment of patients.

Due to insufficient sensitivity, the World Health Organization recommends against the use of currently available rapid Flu tests for detecting Avian or Bird Flu, a strain of Flu A, resulting in a large unmet medical need. Given the positive initial results of the RAMP Flu A Test and the validated superior performance of the RAMP System, numerous leading international public health authorities are now expressing interest in evaluating the RAMP Flu A Test for the detection of Avian Flu.

Given the current epidemic of Avian Flu among bird populations and broad recognition that more sensitive rapid screening tools are required in both human and bird applications, we are pursuing multiple collaborations with leading health care organizations, potential distributors, and development partners aimed at reducing health care costs and improving patient outcomes.

The Company anticipates that its RAMP System will establish a new performance standard in rapid Flu A testing worldwide, replicating its leadership position in high priority markets including Biodefense and West Nile Virus Detection.

Corporate Finance
The Company announced it was undertaking a financing during the third quarter and subsequently closed a $1.58 million non-brokered private placement of three-year convertible debentures. Further, the Company replaced a US$1 million line of credit expiring on December 31, 2005, with an otherwise identical revolving line of credit facility expiring June 30, 2006.

Board of Directors
I am pleased to welcome William Moffitt, former President and Chief Executive Officer of i-STAT Corp., to the Company's Board of Directors. Having led a point-of-care diagnostic company from IPO through acquisition by Abbott Laboratories, his business experience and knowledge of our sector will be invaluable.

With independent validation demonstrating RAMP’s unmatched sensitivity and specificity in rapid immunoassay technology across product lines, the Company’s RAMP System affords considerable commercial potential in a broad array of large clinical and environmental diagnostic applications in the very near-term.

I would like to thank you for your continued support as we strive to grow revenue from product sales, build a comprehensive marketing and distribution network for our cardiovascular products, move from development into commercialization agreements with our various industry partners, and continue the development of a rapid influenza A test.

Best regards,

/s/ Bill Radvak
Bill Radvak
President & Chief Executive Officer
November 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three and nine months ended September 30, 2005, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the year ended December 31, 2004, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2004 Annual Report. The Company’s unaudited consolidated interim financial statements have been prepared in accordance with GAAP.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company, including its 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at November 30, 2005.

OVERVIEW

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

Biodefense revenue for the three and nine months ended September 30, 2005 increased 92% and 91% respectively to $337,542 and $1,413,250 compared to $175,938 and $742,077 in 2004.

Clinical revenue for the three and nine months ended September 30, 2005 increased 46% and 28% respectively to $129,260 and $337,843 compared to $88,812 and $262,794 in 2004.

Environmental infectious diseases (West Nile Virus) revenue for the three and nine months ended September 30, 2005 decreased 10% and 7% respectively to $225,633 and $590,941 compared to $251,694 and $638,977 in 2004.

Contract service fees for the three and nine months ended September 30, 2005 decreased 81% and 82% respectively to $27,294 and $104,433 compared to $141,309 and $575,883 in 2004. Revenue from contract services can vary significantly from quarter-to-quarter because it is dependent upon the achievement of milestones that vary from agreement to agreement. The decrease in revenue in 2005 was primarily due to the timing of milestones required to recognize service revenue. Milestone payments from contract services to Shionogi & Co., Ltd. and General Dynamics Canada Ltd. were received during the year but not recognized. Recognition of revenue in some cases is dependent upon completion of the entire term of an agreement.

As at September 30, 2005, the Company had working capital of ($1,510,301) (December 31, 2004 – $3,121,194), bank indebtedness of CDN$1,093,605 (December 31, 2004 – $nil) and a cash balance of $28,873 (December 31, 2004 – $2,716,902). Based on a quarter-end Canadian dollar to U.S. dollar exchange rate of 1.1611, US$58,130 of the US$1,000,000 line of credit was available at September 30, 2005. The line of credit must be fully repaid by December 15, 2005. On November 2, 2005, the Company announced that it had made provisions with Mr. Hans E. Moppert, its largest shareholder who owns approximately 10% of the Company’s issued and outstanding shares, to guarantee another otherwise identical line of credit established under the same terms with an expiry date of June 30, 2006.

Operational milestones included:

  Various collaborative research and development milestones were achieved with 3M Co., Shionogi & Co., Ltd. and General Dynamics Canada Ltd.

  In August 2005, the Company received its largest single purchase order from the U.S. first response community, shipping 10 RAMP biodefense systems to the Atlanta Fire Department.

  In July 2005, the Company appointed William Moffitt, former President and Chief Executive Officer of i-STAT Corp., to its board of directors.

  In July 2005, the Company was granted a nonexclusive license from Roche Diagnostics to commercialize NT-proBNP and was granted an option to commercialize a test for Troponin T.

RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2005 and 2004.

Revenue and Cost of Sales

Revenue from product sales for the three and nine months ended September 30, 2005 were $692,435 and $2,342,034 compared to $516,444 and $1,643,848 in 2004, an increase of 34% and 42% respectively.

Biodefense product sales for the three and nine months ended September 30, 2005 increased 92% and 91% respectively to $337,542 and $1,413,250 compared to $175,938 and $742,077 in 2004. The increase in biodefense product sales was primarily due to an increase in revenue from a growing customer base and growing acceptance of the Company’s products.

Clinical cardiac product sales for the three and nine months ended September 30, 2005 increased 46% and 28% respectively to $129,260 and $337,843 compared to $88,812 and $262,794 in 2004. Clinical product sales did not increase significantly due to timing of shipments to the Company’s distributor in China and the early stage of U.S. direct sales efforts.

Sales of the Company’s West Nile Virus products for the three and nine months ended September 30, 2005 decreased 10% and 7% respectively to $225,633 and $590,941 compared to $251,694 and $638,977 in 2004 due to weather patterns that were less conducive to the spread of the disease.

Revenue from contract service fees and collaborative research agreements for the three and nine months ended September 30, 2005 were $27,294 and $104,433 compared to $141,309 and $575,883 in 2004, a decrease of 81% and 82% respectively. This decrease was primarily due to the timing of milestones required to recognize service revenue from the Company’s collaborations with 3M Co., General Dynamics Canada Ltd. and Shionogi & Co., Ltd. Additional milestones were achieved and milestone payments received during the year, however, the majority of revenues will not be recognized until completion of the respective development programs.

Cost of sales for the three and nine months ended September 30, 2005 was $345,219 and $1,172,464 compared to $499,075 and $1,295,863 in 2004, a decrease of 31% and 10% respectively. Cost of sales includes direct manufacturing labour and materials costs and allocated overhead.

Gross margin for the three and nine months ended September 30, 2005 was 52% and 52% compared to 24% and 42% in 2004. The Company continues to benefit from efficiencies from increased production and process improvements. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations.

Expenses

Research and development expenditures for the three and nine months ended September 30, 2005 increased to $920,738 and $2,316,875 from $422,075 and $1,242,382, an increase of 118% and 86% respectively. The increase in the third quarter of 2005 reflects increased product validation, product enhancement and testing costs ($307,000), NT-proBNP license fees ($123,000), RAMP software upgrades ($32,000) and personnel growth ($43,000).

Marketing and business development expenses for the three and nine months ended September 30, 2005 increased to $758,370 and $2,276,342 compared to $377,263 and $939,255 in 2004, an increase of 101% and 142% respectively. The increase in the third quarter of 2005 was due to higher payroll and benefit costs, related primarily to the hiring of additional sales and marketing staff ($282,456), and increased marketing expenses ($68,308).

General and administrative expenses for the three and nine months ended September 30, 2005 increased to $401,153 and $1,363,069 compared to $311,826 and $1,017,262 in 2004, an increase of 29% and 34% respectively. This increase is partially the result of payroll and benefit costs related to the hiring and re-allocation of personnel to G&A ($108,000).

Other Income/Expenses

For the three and nine months ended September 30, 2005 the Company recorded non-cash stock-based compensation of $189,892 and $646,224 compared to $161,807 and $603,682 in 2004. This expense represents the fair value of stock options granted using the Black-Scholes option-pricing model. The higher charge is primarily related to an increase in the number of options granted for the quarter (2005 – $2,540,650; 2004 – $77,700).

For the three and nine months ended September 30, 2005, loan guarantee fees and interest expense were $28,829 and $66,081 compared to $1,155 and $172,504 for the same period in 2004. Loan guarantee fees for the three months ended September 30, 2005 were $17,970 (2004 - $nil). For the nine months ended September 30, 2005, the Company recorded $53,910 (2004 - $138,016) in loan guarantee fees. These costs relate to the amortization of the fair market value of bonus warrants issued to lenders as part of a loan facility agreement. For the three and nine months ended September 30, 2005, the Company incurred, $10,859 and $12,171 (2004 - $1,155; $34,488) in interest expense on the use of the line of credit facility and other miscellaneous interest charges.

During the three and nine months ended September 30, 2005, the Company earned interest income of $1,257 and $12,671 (2004 - $2,208; $2,233) relating to funds on deposit.

Loss

For the three and nine months ended September 30, 2005, the Company reported a loss of $1,933,580 and $5,393,883 (($0.03) per share; ($0.08) per share) compared to a loss of $1,113,240 and $2,999,284 (($0.02) per share; (0.05) per share) in 2004. The increase in loss is primarily due to increased sales and marketing expenses incurred to penetrate the U.S. point of care cardiovascular market, increased research and development expenditure for new collaborative, research and development projects, increased spending on investor relations services and increased legal and accounting costs relating to its Form S-8 option plan registration with the U.S. Securities and Exchange Commission.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended September 30, 2005.

	2005	2005	2005	2004	2004	2004	2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Revenue	719,729	929,919	796,817	456,493	657,753	753,499	809,136	377,443
Loss	(1,933,580)	(1,883,294)	(1,577,008)	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(1,072,434)
Loss per Share –
Basic and Diluted	($0.03)	($0.03)	($0.02)	($0.03)	($0.02)	($0.02)	($0.01)	($0.02)
Total Assets	2,049,527	2,733,627	3,297,073	4,544,784	2,212,921	1,690,666	1,541,212	1,181,334

Quarter to quarter variability and the general increase in revenue is driven primarily by four factors:

1.

Generally increasing market acceptance of the Company’s products with 2004 being the second full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005;

2.

Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003;

3.	The timing of achievement of services contract milestones and corresponding revenue recognition; and
4.	The timing of biodefense product orders, and the timing of cardiac product orders from its distributor in China.

The increase in total assets in the fourth quarter of 2004 relates to the receipt of $2,615,301 in net cash proceeds arising from the closing of a private placement financing in December 2004.

The increased losses reported during the period are primarily the result of increasing sales and marketing expenditures, increased research and development expenditures to improve current products and for new product development, and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of September 30, 2005 the Company has raised approximately $34.8 million from the sale and issuance of equity securities, net of share issue costs.

The Company’s working capital position as of September 30, 2005 was ($1,510,301), a decrease of $4,631,495 from $3,121,194 on December 31, 2004. For the three and nine months ended September 30, 2005, the Company relied on cash on hand, its line of credit facility and profit margin from sales of products and research and development services to fund its expenditures.

For the three and nine months ended September 30, 2005, the Company incurred a loss of $1,933,580 and $5,393,883 versus a loss of $1,113,240 and $2,999,284 in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of its remaining US$1 million line of credit, and possibly additional debt financing.

As at September 30, 2005, the Company had 6,335,917 warrants outstanding at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 9,874,250 stock options outstanding of which 7,131,241 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $4.0 million.

RISKS AND UNCERTAINTIES

Although Response Biomedical believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally, where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of its products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. If the Company cannot protect its technology, companies with greater resources than the Company may be able to use their technology to make products that directly compete with the Company’s. Additionally, third parties claiming that the Company infringes on their proprietary rights may be able to prevent the Company from marketing its products or force the Company to enter into license agreements to do so. Both situations may negatively impact the Company’s ability to generate revenues, cash flows and earnings. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at September 30, 2005, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
UBC License Fee	$81,500	$8,000	$31,500	$21,000	$21,000
NT-proBNP License Fee*	$2,206,090	$1,044,990	$1,161,100
Facility Sublease *	$1,607,411	$788,541	$818,870

*See note 10 to consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at September 30, 2005 there were 67,662,972 common shares issued and outstanding, 9,874,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.57 per share, 1,582,250 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,335,917 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.19 per share.

TRANSACTIONS WITH RELATED PARTIES

The Company has various agreements with Director and former Directors which are described in Note 9 of its Consolidated Financial Statements for the Quarters Ended September 30, 2005 and 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2004 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model and is amortized over the vesting terms of the stock options.

The Company was permitted to and elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors effective January 1, 2003. Previously, no compensation expense was recorded for stock-based compensation awards to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at September 30, 2005, five (December 31, 2004 - five) customers represent 75% (2004 - 72%) of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 95% of total revenues for the quarter ended September 30, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005.

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

Incorporated under the laws of British Columbia	September 30,	December 31,
	2005	2004
(Unaudited – expressed in Canadian Dollars)	$	$

ASSETS
Current
Cash	28,873	2,716,902
Short-term investment [note 7]	2,566	2,500
Trade receivables [note 4]	309,173	244,785
Other receivables	28,892	38,277
Inventories [note 5]	917,830	1,024,111
Prepaid expenses and other	36,075	52,076
Total current assets	1,323,409	4,078,651
Capital assets [note 14]	708,148	394,253
Deferred loan costs [note 6]	17,970	71,880
Total assets	2,049,527	4,544,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 7]	1,093,605	—
Accounts payable and accrued liabilities [note 13[b]]	1,396,426	859,502
Subscription funds received [note 15[a]]	264,450	—
Deferred revenue - current portion	79,229	90,505
Deferred lease inducement - current portion	—	7,450
Total current liabilities	2,833,710	957,457
Deferred revenue	419,745	155,271
Deferred lease inducement	—	1,240
Total liabilities	3,253,455	1,113,968
Commitments and contingencies [notes 8[e] and 10]
Shareholders’ equity
Share capital [note 8[a]]	35,719,694	35,606,778
Contributed surplus	4,309,193	3,662,970
Deficit	(41,232,815)	(35,838,932)
Total shareholders’ equity	(1,203,928)	3,430,816
Total liabilities and shareholders’ equity	2,049,527	4,544,784

See accompanying notes

On behalf of the Board:

/s/ William J. Radvak	/s/ Brian G. Richards
William J. Radvak	Brian G. Richards
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Basis of Presentation]

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
(Unaudited – expressed in Canadian Dollars)	$	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 11]	27,294	141,309	104,433	575,883
Product sales [note 11]	692,435	516,444	2,342,034	1,643,848
Total revenue	719,729	657,753	2,446,467	2,219,731
Less: cost of sales - products and services [note 12]	345,219	499,075	1,172,464	1,295,863
Gross profit	374,510	158,678	1,274,003	923,868

EXPENSES
Marketing and business development [note 12]	758,370	377,263	2,276,342	939,255
Research and development [note 12]	920,738	422,075	2,316,875	1,242,382
General and administrative [note 9 and 12]	401,153	311,826	1,363,069	1,017,262
Stock-based compensation [note 3 and 8[c]]	189,892	161,807	646,224	603,682
Total expenses	2,270,153	1,272,971	6,602,510	3,802,581

OTHER EXPENSES
Deferred loan cost [note 6]	17,970	—	53,910	138,016
Interest expense [note 12]	10,859	1,155	12,171	34,488
Interest income [note 12]	(1,257)	(2,208)	(12,671)	(2,233)
Gain on disposal of assets	—	—	(1,035)	—
Grant income	—	—	—	(49,700)
Foreign exchange loss	10,365	—	13,001	—
Total other expenses	37,937	(1,053)	65,376	120,571
Loss for the period	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)
Deficit, beginning of period	(39,299,235)	(32,786,001)	(35,838,932)	(30,899,957)
Deficit, end of period	(41,232,815)	(33,899,241)	(41,232,815)	(33,899,241)

Loss per common share - basic and diluted
[note 8[f]]	($0.03)	($0.02)	($0.08)	($0.05)
Weighted average number of common shares
outstanding [note 8[f]]	67,445,987	57,403,092	67,445,987	57,403,092

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Basis of Presentation]

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
(Unaudited – expressed in Canadian dollars)	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)
Add (deduct) items not involving cash:
Amortization of capital assets	45,029	41,624	156,134	129,232
Stock-based compensation	189,892	161,807	646,224	603,682
Amortization of deferred loan costs	17,970	—	53,911	138,016
Deferred leasehold inducement	(4,966)	—	(8,690)	—
Changes in non-cash working capital:
Trade receivables	361,740	(168,526)	(64,389)	(194,327)
Other receivables	44,018	—	9,385	—
Inventories	(44,053)	(149,332)	106,281	(613,466)
Prepaid expenses and other	14,219	(42,069)	16,001	(129,888)
Accounts payable and accrued liabilities	314,900	(203,726)	536,924	(94,482)
Deferred revenue	22,229	9,898	253,198	27,867
Other non-cash items	—	—	—	—
Cash used in operating activities	(972,602)	(1,463,564)	(3,688,904)	(3,132,650)

INVESTING ACTIVITIES
Purchase of capital assets	(10,516)	(43,617)	(470,030)	(69,770)
Short-term investments	(22)	—	(66)	—
Cash used in investing activities	(10,538)	(43,617)	(470,096)	(69,770)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, options
and warrants, net of share issue costs [note 8[b]]	12,435	2,846,180	112,916	5,075,870
Proceeds from shareholders’ and directors’ loans		(125,177)		(180,279)
Proceeds from bank indebtedness [note 7]	450,541	(1,027,367)	1,093,605	(1,401,786)
Proceeds from subscription funds [note 15[a]]	264,450	—	264,450	—
Cash provided by financing activities	727,426	1,693,636	1,470,971	3,493,805

Increase (decrease) in cash	(255,714)	186,455	(2,688,029)	291,385
Cash, beginning of period	284,587	105,786	2,716,902	856
Cash, end of period	28,873	292,241	28,873	292,241

Supplemental disclosure
Interest paid	10,859	1,155	12,171	34,488

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarters Ended September 30, 2005 and 2004	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2005 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results for the full year. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 13.

At September 30, 2005, the Company had incurred significant losses and had an accumulated deficit of $41,232,815. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004.

3. CHANGE IN ACCOUNTING POLICY

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective January 1, 2003, for the three and nine months ended September 30, 2005, the Company recorded stock-based compensation expense of $189,892 and $646,224 [2004 - $161,807 and $603,682] respectively.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, short-term investment, trade receivables, other receivables, accounts payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at September 30, 2005, the Company has accounts receivable from 23 customers, of which the top five represent 75% of the accounts receivable balance. As at December 31, 2004, the Company had accounts receivable from 21 customers of which the top five represent 72% of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 95% of total revenues for the nine months ended September 30, 2005 were received in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts, which are used to pay for expenses in U.S. dollars.

5. INVENTORIES

	September 30,	December 31,
	2005	2004
	$	$

Raw materials	301,033	293,642
Work in process	108,966	94,535
Finished goods	507,831	635,934
	917,830	1,024,111

6. DEFERRED LOAN COSTS

	September 30,	December 31,
	2005	2004
	$	$
Deferred loan costs	35,940	71,880
Less: amortization	17,970	—
	17,970	71,880

For the three and nine months ended September 30, 2005, the Company recorded amortization expenses of $17,970 and $53,910 respectively [2004 - $nil and $138,016] on capitalized loan costs of $71,880 relating to previously capitalized loan costs.

7. BANK INDEBTEDNESS

As at September 30, 2005 the Company has a revolving credit facility of up to US$1,000,000 [2004 – US$1,000,000] with a Canadian chartered bank of which CDN$1,093,605 [2004 - $nil] was utilized as at September 30, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at September 30, 2005 was 4.5% [2004 - 4.25%] . This credit facility is guaranteed by a shareholder up to December 31, 2005. Amounts advanced under the facility, if any, are repayable in full on or before December 15, 2005. In consideration for providing the guarantee in December 2004, the Company issued to the guarantor a total of 449,250 non-transferable share purchase warrants entitling the holder to acquire one common share for each warrant at an exercise price of $0.80 per common share expiring on December 31, 2005. On November 2, 2005, another otherwise identical line of credit was established under the same terms, with the expiry date of which is June 30, 2006 [Note 15[c]].

The Company has an additional credit facility in the amount of $2,566 collateralized by an assignment of a short-term investment.

8. SHARE CAPITAL

[a] Authorized - 100,000,000 common shares without par value.

	Number	Amount
Issued and outstanding	#	$
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Shares issue costs	—	(9,419)
Exercise of stock options	227,500	122,335
Balance, September 30, 2005	67,662,972	35,719,694

[b] Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the “2005 Plan”) to incent executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and will terminate May 3, 2007. The exercise price of the options is determined by the Compensation Committee, but generally will be equal to the closing trading price of the share on the day immediately preceding the grant date. The options generally vest over a period of 18 months and the term may not exceed five years. In accordance with the 2005 Plan, the Company may grant options to purchase up to a maximum of 11,500,000 [December 31, 2004 – 11,500,000] common shares of the Company at any one point in time. The 2005 Plan recaptured 2,634,537 options exercised under the previous 1996 stock option plan and, as a result, 3,308,250 common shares were available for future grants as at May 3, 2005 under the 2005 Plan. At September 30, 2005, the Company has 1,582,250 [December 31, 2004 – 1,407,963] stock options available for issuance under the plan.

At September 30, 2005 the following stock options were outstanding:

		Options outstanding		Options exercisable
		September 30, 2005		September 30, 2005
Range of	Number of	Weighted average	Weighted	Number of options	Weighted
exercise	shares	remaining	average exercise	currently	average
prices	under option	contractual life	price	exercisable	exercise price
$	#	(years)	$	#	$
0.27 – 0.36	1,082,250	1.12	0.27	1,082,250	0.27
0.40 – 0.49	220,300	4.47	0.38	88,977	0.44
0.50 – 0.59	5,016,900	2.48	0.50	3,238,501	0.49
0.61 – 0.69	372,800	2.94	0.64	239,700	0.63
0.72 – 0.79	1,742,250	2.82	0.73	1,394,988	0.73
0.80 – 0.89	1,358,400	3.36	0.81	1,015,150	0.81
0.90 – 1.27	81,350	2.38	1.03	71,675	1.03
0.27 – 1.27	9,874,250	1.31	0.57	7,131,241	0.56

The options expire at various dates from November 20, 2005 to September 26, 2010.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2004	7,641,500	0.60
Options granted	3,632,750	0.53
Options expired	(1,172,500)	0.81
Options exercised	(227,500)	0.54
Balance September 30, 2005	9,874,250	0.56

[c] Stock-based compensation

For the three and nine months ended September 30, 2005, the estimated fair value of stock options granted to employees resulted in compensation expense of $172,058 and $550,144 [2004 - $129,507 and $314,482] respectively and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $17,834 and $96,080 [2004 - $32,300 and $289,200] respectively, with a corresponding credit to contributed surplus.

The fair value of stock options granted during the quarter ended September 30, 2005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
Dividend yield	0%	0%	0%	0%
Expected volatility	104%	121%	105%	127%
Risk-free interest rate	3.00%	3.12%	3.03%	2.76%
Expected life	2.4 years	2.5 years	2.4 years	2.4 years
Fair value per share	$0.28	$0.53	$0.34	$0.53

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
Cost of sales - products and services	14,488	17,911	49,925	68,030
Marketing and business development	41,395	21,414	156,959	45,501
Research and development	50,015	55,856	156,243	140,250
General and administrative	83,994	66,626	283,097	349,901
	189,892	161,807	646,224	603,682

[d] Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time-release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow will be released in tranches over a period of six years, with tranches released every six months at the discretion of the Company.

Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As of September 30, 2005 no escrow shares had been released.

[e] Common share purchase warrants

At September 30, 2005, the following common share purchase warrants were outstanding:

Number of common	Exercise price
shares issuable	$	Date of expiry
2,005,835	1.00	December 30, 2005
449,250	0.80	December 31, 2005
1,875,000	1.15	June 21, 2006
2,005,832	1.25-1.50*	December 30, 2006
6,335,917	1.19

*The exercise price is $1.25 if exercised prior to December 31, 2005, and $1.50 thereafter.

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to the June 21, 2004 financing.

[f] Loss per common share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
Numerator
Loss for the period	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)
Denominator
Weighted average number of	67,445,987	57,403,092	67,445,987	57,403,092
common shares outstanding
Less: escrowed shares	—	825,000	—	825,000
Weighted average number of	67,445,987	56,578,092	67,445,987	56,578,092
common shares outstanding
Loss per common share - basic	($0.03)	($0.02)	($0.08)	($0.05)
and diluted

9. RELATED PARTY TRANSACTIONS

On February 4, 2004, a person who has been working as a consultant to the Company joined the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant a monthly fee of US$5,000. The term of the agreement expired June 30, 2005. The director did not stand for reelection at the Company’s annual general meeting on June 21, 2005, however, continued to provide consulting services. The Company entered into a new consulting services agreement with the consultant commencing June 21, 2005 and which expires on June 20, 2006, pursuant to which the Company agreed to pay the consultant a retainer fee of US$2,500 per month for the period June 21, 2005 to December 20, 2005 and on a per diem basis for the balance of the term of the agreement.

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company and the consultant (now director) agreed to terminate an existing consulting services agreement and enter into a new agreement whereby the Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party within thirty (30) days written notice.

During the three and nine month periods ending September 30, 2005, the Company paid $15,000 and $52,001 respectively for strategic consulting services as compared to $35,455 and $75,456 for the same periods in 2004.

The Company compensated a former Chairman of its Board of Directors in the amount of $1,000 per month. The individual ceased to be a Director of the Company on June 21, 2005. The Company has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services except for the granting from time to time of incentive stock options in their capacity as directors of the Company.

The following payments were made to directors or companies related to or under their control for the three and nine months ended September 30, 2005:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
General and administrative
Strategic consulting services	15,000	35,455	52,001	75,456
Directors’ fees	2,500	3,000	5,500	9,000

10. COMMITMENTS AND CONTINGENCIES

[a] The Company has entered into indemnification agreements with all officers and directors. The maximum potential of the future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[b] The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c] To support expanding manufacturing, sales and marketing and research and development functions, on August 22, 2005, the Company enter into a property sublease agreement with Inex Pharmaceuticals Corporation. The term of the sublease agreement is effective October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay Inex a total gross monthly rent of approximately $61,000.

[d] On July 26, 2005, the Company and Roche Diagnostics entered into a licensing agreement whereby Response Biomedical was granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize a RAMP test for NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key marker for a broad array of cardiovascular conditions. The remaining financial commitment by the Company to Roche Diagnostics for licensing NT-proBNP is as follows:

  USD 400,000 on October 24, 2005;
  USD 500,000 on the earlier of receipt of 510K U.S. regulatory clearance or July 26, 2006;
  USD 250,000 on January 26, 2007;

  USD 250,000 on April 26, 2007; and
  USD 500,000 on July 26, 2007.

The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pay only accrued license fees.

11. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with substantially all of its assets and operations located in Canada. The Company’s revenues are generated from product sales in U.S., Asia, Europe, Canada and the Middle East. Expenses are primarily incurred in Canada and the U.S.

Contract service fees and revenues from collaborative research arrangements by geographic location for the three and nine months ended September 30, 2005 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
United States	7,294	141,309	84,433	269,425
Canada	20,000	—	20,000	306,458
Asia	—	—	—	—
Total	27,294	141,309	104,433	575,883

Product sales by customer location for the three and nine months ended September 30, 2005 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
United States	528,283	405,706	1,698,019	1,300,018
Asia	132,367	92,360	446,437	276,400
Europe	7,813	—	58,194	18,927
Canada	23,972	15,177	132,922	37,065
Middle East	—	3,201	6,462	11,438
Total	692,435	516,444	2,342,034	1,643,848

Product sales by type of product for the three and nine months ended September 30, 2005 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30
	2005	2004	2005	2004
	$	$	$	$
Bio-defense products	337,542	175,938	1,413,250	742,077
Clinical products	129,260	88,812	337,843	262,794
Vector products (West Nile Virus)	225,633	251,694	590,941	638,977
Total	692,435	516,444	2,342,034	1,643,848

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as more fully described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2004.

[a] If U.S. GAAP were followed:

[i] The effect on the Statements of Loss and Deficit would be:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$
Loss for the period, Canadian
GAAP	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)
Loss and comprehensive loss
for the period, U.S. GAAP	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)
Basic and diluted loss per
common share, U.S. GAAP:	($0.03)	($0.02)	($0.08)	($0.05)
Weighted average number of
common shares, U.S. GAAP:	67,445,987	57,403,092	67,445,987	57,403,092

[ii] The effect on Balance Sheet items would be:

	September 30,	December 31,
	2005	2004
	$	$

Contributed surplus	2,756,541	2,110,317
Deficit	(41,505,245)	(36,111,362)

[b] Accounts payable and accrued liabilities comprise:

	September 30,	December 31,
	2005	2004
	$	$
Trade accounts payable	911,197	472,828
Employee-related accruals	325,147	258,165
Other accrued liabilities	160,082	128,509
	1,396,426	859,502

[c] Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted during the three months ending September 30, 2005 and 2004, see note 8[c] for the weighted average assumption.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	$	$	$	$

Loss for the period U.S. GAAP	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)

Add: Stock-based employee
compensation expense included
in reported loss above	172,058	129,507	550,144	314,482
Deduct: Total stock-based
employee compensation expense
using fair-based method for all awards	(172,058)	(129,507)	(550,144)	(314,482)

Pro forma loss for the period	(1,933,580)	(1,113,240)	(5,393,883)	(2,999,284)

Basic and diluted loss per common share
As reported	($0.03)	($0.02)	($0.08)	($0.05)
Pro forma	($0.03)	($0.02)	($0.08)	($0.05)

14. CAPITAL ASSETS

	As at September 30
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2005
Office furniture and equipment	26,588	26,588	—
Office computer equipment	70,595	55,880	14,715
Laboratory furniture and equipment	443,507	391,403	52,104
Laboratory computer equipment	298,295	139,621	158,674
Computer software	67,396	32,144	35,252
Manufacturing equipment	476,716	54,095	422,621
Manufacturing molds	167,200	155,633	11,567
Leasehold improvements	64,713	51,498	13,215
	1,615,010	906,862	708,148

2004
Office furniture and equipment	26,588	26,588	—
Office computer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430,459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

15. SUBSEQUENT EVENTS

[a] On October 21, 2005 the Company closed a $1,579,000 non-brokered private placement of three-year convertible debentures bearing 7% annual interest, consisting of 1,579 units of which $264,450 was received during the three months ended September 30, 2005. Each unit is comprised of a $1,000 principal amount convertible debenture and 1,190 common share purchased warrants. Each warrant has a term of two years and may be converted into one common share at an exercise price of $0.50 per share. The debenture conversion price is $0.42 for the first two years, and $0.47 in the third. The Company will have the right to redeem the debentures for either cash or common shares if the price exceeds 200% of the conversion price for 10 consecutive trading days.

[b] On October 24, 2005, Response Biomedical Corp. announced that it initiated commercialization of a new high sensitivity rapid RAMP test for detecting influenza A (Flu A), a highly contagious disease caused by the influenza virus that attacks the respiratory tract in humans. Initial results suggest the RAMP Flu A Test is capable of producing highly sensitive and reliable information that is unprecedented in commercially available rapid immunoassays.

[c] On November 2, 2005, the Company announced that, upon the expiry of its current US$1,000,000 revolving demand credit facility effective on December 30, 2005, the Company has made provisions with Mr. Hans E. Moppert, its largest shareholder who owns approximately 10% of the Company’s issued and outstanding shares, to guarantee another otherwise identical line of credit established under the same terms and expiring June 30, 2006.

www.responsebio.com
email info@responsebio.com
Tel. 604.456.6010  Fax 604.456.6066  Toll Free in North America 1.888.591.5577
Response Biomedical Corp.  100 - 8900 Glenlyon Parkway, Burnaby, BC V5J 5J8